UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ETHAN ALLEN INTERIORS INC.
(Exact name of registrant as specified in its charter)

Delaware	06-1275288
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Ethan Allen Drive	06811
Danbury, Connecticut
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. |X|	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. | |

Securities Act registration statement file number to which this form relates: not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To be so Registered Series C Preferred Stock Purchase Rights	Name of Each Exchange on Which Each Class is to be Registered New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

Explanatory Note

        This Amendment No. 1 to Form 8-A is being filed to reflect the amendment of the Rights Agreement relating to the Rights registered hereby to extend the expiration date of such agreement.

Item 1.	Description of Registrant's Securities to be Registered.

        On May 20, 1996, the Board of Directors (“Board”) of Ethan Allen Interiors Inc. (“Company”) declared a dividend of one preferred stock purchase right (“Right”) for each outstanding share of common stock of $.01 par value (“Common Stock”) of the Company. The dividend is payable to stockholders of record at the close of business on July 10, 1996 (“Record Date”). Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of the Company’s Series C Junior Participating Preferred Stock (“Series C Preferred Stock”) at a purchase price of $125. The terms and conditions of the Rights are contained in a Rights Agreement.

        Initially the Rights will not be exercisable, certificates for the Rights will not be issued and the Rights will automatically trade with the Common Stock. Until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company (each, an “Exempt Person”), has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (each, an “Acquiring Person”) (the “Stock Acquisition Date”) or (ii) the fifteenth business day following the commencement of or public announcement of the intent to commence a tender or exchange offer which, if consummated, would result in the ownership of 15% or more of the outstanding Common Stock, irrespective of whether any shares of Common Stock are acquired pursuant to such offer (the earlier of such dates referenced in clauses (i) or (ii) above being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate, together with a copy of this Summary of Rights. The Rights Agreement excludes from the calculation of beneficial ownership of shares of Common Stock of a Person, any shares which such Person has the right to vote pursuant to a voting proxy provided by Management Letter Agreements and Dealer Letter Agreements (as such terms are defined in the Rights Agreement). The Rights Agreement provides that the Distribution Date may be extended by the Board prior to the expiration of either of the time periods referenced in clauses (i) and (ii) above. It further provides that until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the new Common Stock certificates issued after July 10, 1996 will contain a legend incorporating the Rights Agreement by reference and the surrender for transfer of any of the Company’s Common Stock certificates, with or without the aforesaid legend or a copy of the summary of rights attached thereto, will also constitute the simultaneous transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate Right Certificates (“Rights Certificates”) will be mailed to holders of record of Common Stock at the close of business on the Distribution Date, and, thereafter, the Right Certificates alone will evidence the Rights, and the Rights will be transferable separate and apart from the Common Stock.

        The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on May 31, 2011, unless redeemed or exchanged earlier as described below.

        The Series C Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to all other series of the Company’s preferred stock. The Series C Preferred Stock will not be issued except upon exercise of Rights. Each share of Series C Preferred Stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on the Company’s Common Stock. In addition, the Series C Preferred Stock is entitled to 100 times any noncash dividends declared on the Common Stock, in like kind. In the event of dissolution, liquidation or winding-up of the Company, the holders of Series C Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100 per share or 100 times the liquidation payment made per share of Common Stock. Each share of Series C Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series C Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series C Preferred Stock as to dividends, liquidation payments and voting rights are protected by antidilution provisions.

        The Purchase Price payable and the number of shares of Series C Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Stock, (ii) upon the grant to holders of the Series C Preferred Stock of certain rights or warrants to subscribe for the purchase of Series C Preferred Stock or convertible securities at less than the current market price of the Series C Preferred Stock or (iii) upon the distribution to holders of the Series C Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in Series C Preferred Stock) or of subscription rights or warrants.

        If any Person (other than an Exempt Person) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of the Purchase Price, in lieu of Series C Preferred Stock, a number of shares of Common Stock having a market value equal to twice the Purchase Price. In lieu of issuing shares of Common Stock upon exercise of Rights, the Company may, and to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, the Company shall, issue cash, property or other securities of the Company, or any combination thereof (which may be accompanied by a reduction in the Purchase Price) in proportion determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 15% or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock. Notwithstanding the foregoing, after the acquisition of shares of Common Stock as described in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

        The Board may, at its option, at any time after a person becomes an Acquiring Person exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right; provided, however, the Board may not effect such exchange after the time that any Person becomes the beneficial owner of 50% or more of the Common Stock then outstanding.

        Unless the Rights are redeemed earlier, if, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination (in which any shares of the Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earnings power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has a market value at the time of such transaction equal to twice the Purchase Price.

        At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

        As of May 20, 1996, there were 14,556,503 shares of Common Stock outstanding and 944,432 shares of Common Stock reserved for issuance under employee benefit plans. Each outstanding share of Common Stock on July 10, 1996 will receive one Right. One hundred fifty five thousand, ten (155,010) shares of Series C Preferred Stock will be reserved for issuance in the event of exercise of the Rights.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The

Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

        The Rights Agreement, dated June 26, 1996, between the Company and Computershare Investor Services, LLC (formerly Harris Trust and Savings Bank), as Rights Agent, and Amendment No. 1 to such Rights Agreement, specifying the terms of the Rights, are attached as Exhibits to this Registration Statement. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

Item 2.	Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description

3.1	Certificate of Designations of Series C Participating Preferred Stock of Ethan Allen Interiors Inc., dated July 3, 1996 (previously filed)
3.2	Certificate of Amendment to Certificate of Designations of Series C Participating Preferred Stock of Ethan Allen Interiors Inc., dated December 27, 2004
4.1	Rights Agreement, dated as of June 26, 1996, between Ethan Allen Interiors Inc. and Computershare Investor Services, LLC (formerly Harris Trust and Savings Bank) (previously filed)
4.2	Amendment No. 1 to Rights Agreement, dated as of December 23, 2004, among Ethan Allen Interiors Inc., Computershare Investor Services, LLC and Harris Trust and Savings Bank

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                             ETHAN ALLEN INTERIORS INC.

Date: December 27, 2004	By:/s/ M. Farooq Kathwari Name: M. Farooq Kathwari Title: President